[AmTrust Financial Services, Inc. letterhead]

January 16, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013

Dear Mr. Rosenberg:

Thank you for your letter dated January 8, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Business
Insurance Regulatory Information System Ratios, page 28

1.
We acknowledge the information provided in response to prior comment 1. In order to assist us with the evaluation of your response, please provide us an illustration of the calculation of your IRIS ratios. For example, provide quantified information of the “deferred and not yet due” premium receivables excluded from total liabilities to compute the “Adjusted Liabilities to Liquid Assets” ratio. Provide us similar information for the “Gross Agent’s balance (in collection) to Policyholder Surplus” ratio. Tell us how these ratios will be affected by your conclusion, in response to prior comment six, to classify your ceding commission revenue as a reduction of acquisition costs and other underwriting expenses.

Response: Under statutory accounting principles (specifically, SSAP No. 62, Reinsurance Accounting), which are the principles used to prepare our statutory financial statements from which the IRIS ratios are generated, ceding commission is reflected as a reduction of acquisition costs and other underwriting expense. Therefore, our statutory financial statements, and the resulting IRIS ratios, will not be affected by our conclusion, in response to prior comment 6, to classify our ceding commission revenue as a reduction of acquisition costs and other underwriting expenses.

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

In response to prior comment 1, we indicated that for purposes of calculating the Adjusted Liabilities to Liquid Assets ratio, Technology Insurance Company, Inc. includes in adjusted total liabilities “ Uncollected Premiums and Agents Balance in the Course of Collections” (as of December 31, 2012, this amount was $88,816,328) and “Funds Held by or Deposited with Reinsured Companies” (as of December 31, 2012, this amount was $163,935,543). As shown in the example below, if excluded, these two amounts would reduce the amount of the numerator in the ratio calculation and the ratio would be less than 1.0:

Adjusted Liabilities to Liquid Assets	With intercompany reinsurance		Without intercompany reinsurance
	12/31/12		12/31/12

Total Liabilities	$708,752,279		$708,752,279
Less:
Uncollected premiums and agents balance in the course of collections		$88,816,328(1)	88,816,328
Funds held by or deposited with reinsured companies		163,935,543(2)	163,935,543
Deferred premium, agents balance	141,347,381		141,347,381
Adjusted Liabilities	$567,404,898	$(252,751,871)	$314,653,027

Liquid Assets:
Bonds	$418,224,576		$418,224,576
Stocks	16,219,116		16,219,116
Cash and Cash equivalents	34,328,624		34,328,624
Interest income Due and accrued	4,017,763		4,017,763
Investment in Parents/Subs	15,000,000		15,000,000
Total Liquid Assets	$457,790,079		$457,790,079

Ratio of Adjusted Liabilities to Liquid Assets	1.24 (3)		0.69
______________________________

(1)
Premiums are ceded on written basis (as opposed to an earned basis) so the “Funds Held by Company under Reinsurance Treaties” of $161.7 million (which is included in the Total Liabilities of $708.6 million) is also based on written premium. Therefore, 70% of the premiums in the course of collection relate to the funds held liability, but no credit is given for the premium in the course of collection of $88.8 million.

(2)
Technology Insurance Company, Inc. assumes 20% of premiums and losses from certain affiliates so the liabilities for loss reserves and unearned premium from that assumed business are included in Total Liabilities, but the ceding companies withhold a portion of the premium, which are designated as funds held or deposited with reinsured companies (these balances are essentially a receivable) and are not included in the calculations.

(3)	A ratio of greater than 1.0 is considered unusual.

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

The following is a calculation of Technology Insurance Company, Inc.’s “Gross Agent’s balance (in collection) to Policyholder Surplus” ratio for 2012:

Gross Agent’s balance (in collection) to Policyholder Surplus	Actual 2012

Uncollected premiums and agents balance in the course of collections	$ 88,816,328(1)
Policyholder Surplus	206,770,052
Ratio of Gross Agent’s balance (in collection) to Policyholder Surplus	43%(2)
______________________________

(1)
Policyholder surplus is maintained at levels sufficient to support net retained premium. 70% of the uncollected premiums and agents balance in the course of collection is ultimately collected on behalf of the affiliated reinsurer, AmTrust International Insurance Ltd.

(2)	A ratio greater than 40% is considered unusual.

2.
We acknowledge the revisions you propose to make to your disclosures in response to comment 1. Consistent with your response please revise your proposed disclosure to include additional information, such as the examples, that describe how your IRIS ratios are affected by your intercompany reinsurance structure that may cause the ratios to be outside of the usual range.

Response: Our proposed revised disclosure to include in future periodic reports is as follows:

“Our intercompany reinsurance structure, by which TIC cedes 70% of written premium to AII and 10% to another affiliate, causes certain IRIS ratios to generate results that are outside of the usual ranges:

•
Adjusted Liabilities to Liquid Assets - for purposes of calculating this ratio, insurance companies are required to adjust total liabilities by that portion of premium receivables that are classified as “deferred and not yet due.” However, there is no corresponding offset to liquid assets for current receivables, which are known as “Uncollected premiums and agents balance in the course of collections.” TIC’s liabilities associated with its reinsurance structure (e.g., reinsurance payable or funds held under reinsurance agreements) are based on TIC’s full amount of written premium, but TIC does not receive credit in the calculation for current receivables as a liquid asset.

•	Gross Agent’s balance (in collection) to Policyholder Surplus – TIC’s policyholder surplus is maintained at a level sufficient for its net retained premium, as opposed to gross premium.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Acquisitions, page 58

3.
In your response to prior comment 2 you state that you will describe the financial impact of using the statutory liabilities related to your equalization reserves “as described above.” It is unclear to us what information you intend to include in in future filings. Please provide us

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

proposed disclosure to be included in future periodic reports that includes the information provided to us in your response to prior comment 2.

Response: In our response to prior comment 2, we stated that we would describe the financial impact of using the statutory liabilities related to our equalization reserves in response to the portion of the question related to our consideration of disclosing the risks of employing our Luxembourg reinsurance strategy. In our 2012 Form 10-K, we included a risk factor on page 44 titled “We may be subject to taxes on our Luxembourg affiliates’ equalization reserves” where we describe our acquisition of equalization reserves and what the income and tax impact would be if the captive reinsurance entities were to cease reinsuring business without exhausting the equalization reserves. Our proposed revised disclosure (using 2012 amounts) to include in “Item 1A - Risk Factors” in future periodic reports is as follows (with additions underlined):

“We may be subject to taxes on our Luxembourg affiliates’ equalization reserves.

In 2009, we acquired a Luxembourg holding company and five Luxembourg-domiciled ~~captive~~ reinsurance companies. During 2010 - 2012, we made several additional acquisitions of Luxembourg-domiciled ~~captive~~ reinsurance companies. In connection with these transactions, we acquire the equalization reserves of the ~~captive~~ reinsurance companies. An “equalization reserve” is a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the ~~captive~~ reinsurance company. Provided that we are able to ~~cede losses to the captive insurance companies~~ utilize the equalization reserves to offset our net retained losses through intercompany reinsurance arrangements ~~that are sufficient to exhaust the captives’ equalization reserves~~, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the ~~captive~~ reinsurance companies. However, if the ~~captive~~ reinsurance companies were to cease reinsuring business without exhausting the equalization reserves, they would recognize income that would be taxed by Luxembourg at a rate of approximately 30%. As of December 31, 2012, we had approximately $412 million of unutilized equalization reserves and a statutory liability equal to approximately 30% of the unutilized portion of the equalization reserves of approximately $123.6 million. During the year ended December 31, 2012, we recorded approximately $9 million net reduction of overall expenses in our Specialty Risk and Extended Warranty Segment to reflect the reduction of the statutory liability related to the utilization of the equalization reserves.”

In addition, in our 2012 Form 10-K, we included a discussion of our acquisition of Luxembourg-domiciled reinsurance companies in “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Acquisitions – AHL.” Our proposed revised disclosure (using 2012 amounts) to include in this section in future periodic reports is as follows (with additions underlined and deletions struck through):

“During 2012 and 2011, AmTrust Holdings Luxembourg S.A.R.L. (“AHL”) completed a series of acquisitions described below. AHL is a holding company that purchases Luxembourg-domiciled ~~captive~~ reinsurance entities ~~that allow us to obtain the benefit of the captives’ capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with one of our subsidiaries. AHL and the result of our utilization of the captives’ loss reserves are included in our Specialty Risk and Extended Warranty Segment~~. In connection with these transactions, we acquire cash and equalization reserves of the reinsurance companies. An equalization reserve is a catastrophe reserve in excess of required reserves established pursuant to

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

Luxembourg law. The equalization reserves were originally established by the seller and under Luxembourg law allowed the reinsurer to offset income. If a Luxembourg reinsurer can assume business that generates losses, which are then offset by reductions in the equalization reserves, the reinsurer can permanently defer the income tax. Upon acquisition, we then cede our premium and associated losses to the reinsurance companies through intercompany reinsurance arrangements. Provided we are able to cede business that operates at a loss to the reinsurance companies through intercompany reinsurance arrangements sufficient to offset the reinsurers’ required reductions of the equalization reserves, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the reinsurance companies. However, if the reinsurance companies were to cease reinsuring business without exhausting the equalization reserves, they would be taxed by Luxembourg at a rate of 30%. As of December 31, 2012, we had approximately $412 million of unutilized equalization reserves and a statutory liability of approximately $123.6 million. During 2012, 2011 and 2010 we were able to reduce the overall expenses of our Specialty Risk and Extended Warranty segment by a net amount of approximately $9 million, $12 million and $9 million, respectively, to reflect the net reduction of the statutory liability related to the utilization of the equalization reserves.”

4.
You disclose that AmTrust Holdings Luxembourg (“AHL”) purchases Luxembourg captive insurance entities that allow you to obtain the benefit of the captives’ capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with one of your subsidiaries. Based on your disclosure in Note 5, Acquisitions, it appears that you did not record any goodwill with these acquisitions. Please tell us whether these acquisitions meet the definition of a business under ASC 805-10-20. If yes, please tell us the amount of goodwill recorded in each acquisition and if there was no goodwill, please explain why.

Response: We have determined that the Luxembourg reinsurance entities meet the definition of a business in accordance with the guidance in ASC 805. ASC 805-10-20 defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Furthermore, implementation guidance in ASC 805-10-55-4 specifies input, process and output as the three elements of a business. Set forth below is our identification and analysis of the input and processes acquired and how this input and the associated processes have the ability to provide outputs.

(1)
Input. ASC 805-10-55-4 defines input as “any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” At the time of our acquisitions of the various Luxembourg reinsurers, the entities each held a Luxembourg license together with sufficient statutory capital to allow it to operate as a licensed reinsurance company and conduct reinsurance business in Luxembourg. As such, the reinsurance license and the statutory capital we acquired constitute inputs for purposes of ASC 805-10-55-4 because they are economic resources that, when the processes as described in subsection 2 below are applied to them, have the ability to create the outputs as described in subsection 3 below.

(2)
Process. ASC 805-10-55-4 defines process as “any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs.” Consistent with being a business, the Luxembourg reinsurers display many characteristics

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

that are processes. These include strategic management processes (such as the financial and strategic management processes), operational processes (such as the underwriting, claims and reinsurance placement processes) and regulatory compliance processes. The processes in effect following the acquisition of the Luxembourg reinsurer are substantially the same as the processes that were in effect immediately prior to the acquisition. The Luxembourg reinsurer is managed by a corporate manager (“Manager”) pursuant to a management services agreement (“management agreement”). The Manager prior to the acquisition continues to be the Manager following the acquisition. Further, under Luxembourg regulatory requirements, the reinsurer is required to have a licensed and experienced general manager, or Dirigeant Agréé, approved to serve in this position by the Luxembourg regulatory authorities. In nearly all of our acquisitions, the individuals currently serving in this capacity are the same persons who served in these roles prior to the acquisition, further reflecting the continuity of management of the business.

There are many processes carried out by the Manager, which were carried out by the Manager both prior to and following the acquisition, that are documented in the management agreement, including the following:

•
Financial and Strategic Management: producing cash flow forecasts, monitoring capital requirements, assisting with preparation and monitoring of business plans, calculating and monitoring adequacy of reinsurance premiums and loss reserves, budgeting, and preparing accounting entries, statutory financial statements and tax returns.

•	Underwriting: reviewing and executing reinsurance contracts and assisting with the design of reinsurance programs.

•
Claims: monitoring and settling claims, facilitating access to actuarial support, verifying and analyzing claims payment requests to ensure limits and aggregates have been correctly computed, monitoring aggregate limits on reinsurance programs and liaising with reinsurance brokers.

•	Reinsurance Placement: drafting reinsurance strategy and placement of reinsurance programs, in consultation with the board of directors.

•
Compliance: maintaining all company licenses in good standing, managing process of obtaining regulatory approvals for business plans and any changes, and handling data protection act registration and compliance.

In addition, the reinsurers continued to operate pursuant to their respective business plans both before and after the acquisition. Under Article 12 of the Grand Ducal Regulation, our acquisitions of the reinsurers were deemed to constitute a substantial amendment of the business plans. The Commissariat aux Assurances must approve any substantial amendment of the business plan. Because the regulator approved the continuation of the equalization reserves of the Luxembourg reinsurers as part of its approval of the acquisitions and the amended business plans, the acquisitions were treated for Luxembourg regulatory purposes as a continuation of the reinsurer’s business. The continuity of the equalization reserves, the business processes and business plan are characteristics of a business.

(3)
Output. ASC 805-10-55-4 defines output as “the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

participants.” It also states that outputs need not be present at the acquisition date for an integrated set of activities and assets to be a business.

We derive an economic benefit from our acquisition of the Luxembourg reinsurers from our utilization of the acquired equalization reserves. As documented in its various business plans, we expect to realize this economic benefit over a period of three to five years through the continuation of the business processes described above.

Another economic benefit we derive from our acquisition of Luxembourg reinsurers, as licensed reinsurance companies, is our ability to use, should we choose to do so, these Luxembourg entities as a reinsurance platform to reinsure third party business, and to reinsure direct business written by our Luxembourg insurance subsidiary. Under Luxembourg law, a Luxembourg insurer generally cannot cede risks directly to a foreign reinsurer. This limits our ability to cede third-party risks originally underwritten in Luxembourg to Bermuda and other non-Luxembourg domiciled reinsurance subsidiaries. Therefore, our Luxembourg insurance company can only access the capital of our Bermuda and other non-Luxembourg domiciled reinsurance subsidiaries by first ceding business to a Luxembourg reinsurer. We did not have these capabilities prior to the acquisition.

(4)	Other Authoritative Support. Our position that our acquisition of Luxembourg reinsurers constituted acquisitions of a business is further supported by the following authorities:

•
ASC 805-10-55-6 states “Nearly all businesses also have liabilities, but a business need not have liabilities.” Our acquisitions of Luxembourg reinsurance companies included assuming Luxembourg statutory equalization reserves, which resulted in recognition of U.S. GAAP liabilities. From a Luxembourg statutory accounting standpoint, the equalization reserves resulted from the predecessor companies’ on-going reinsurance operations. This liability and the associated rights and obligations were transferred to and assumed by us as a result of the business combinations. The utilization of these liabilities continued after the transaction closed. The Luxembourg reinsurers did not have any other significant assets or liabilities at the acquisition date because the reinsurance agreements that existed between the sellers and the Luxembourg reinsurers were novated and settled at the acquisition date. However, Luxembourg regulations require the approval, prior to the closing of the acquisitions, of a new reinsurance agreement to replace the novated agreement. These acquired liabilities were generated by a business and assumed by us, which is indicative of a business combination under ASC 805.

•
ASC 805-10-55-5 states “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” “Market participant” is defined as buyers and sellers in the principal market that are independent, knowledgeable and willing to enter into a transaction. We are a market participant in the insurance industry. Furthermore, ASC 805-10-55-8 states “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.”

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

In the case of the Luxembourg reinsurers, we acquired turnkey reinsurance operations. Under this guidance, we, as a market participant, have the ability to utilize the acquired set of activities and assets to generate outputs by integrating the existing operations with our own inputs and processes. The only change to the existing reinsurance process was the change in reinsurance agreements. The reinsurance agreements that existed between the sellers and the Luxembourg reinsurers were novated and settled at the acquisition date. This is the primary reason that the Luxembourg reinsurers do not have any other significant assets or liabilities at the acquisition date. However, the novated agreements were immediately replaced with new reinsurance agreements that were approved by the Luxembourg regulator. This approval was a pre-condition for the closing to occur. Even though the existing reinsurance contracts were novated prior to our acquisition, we, as a market participant, had the ability to replace that contract with a new reinsurance contract to continue the business. All other processes as described above essentially remained the same prior to and after the acquisition.

(5)
SEC Guidance. SEC guidance on determining whether a registrant acquired a business or an asset supports our position that the acquisition of the Luxembourg reinsurance company is properly recorded as a business combination. Rule 11-01(d) of Regulation S-X states “For the purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.”

Set forth below is an application to the Luxembourg reinsurers of the facts and circumstances to be considered under Rule 11-01(d)(1) and (2) of Regulation S-X, many of which are displayed by the Luxembourg reinsurers, further supporting our conclusion that these entities are businesses:

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

Factor	As Applied to Luxembourg Reinsurers

1. Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction	Yes. The nature of the insurance operations remained the same after the acquisition. Another source of revenue was investment income, which also remained the same after acquisition.
2. Whether any of the following attributes remain with the component after the transaction:
(a) Physical facilities	Not applicable.
(b) Employee base	Rather than employees, the reinsurers have contracts with management companies to manage the day-to-day operations. This arrangement remained unchanged post-acquisition.
(c) Market distribution system	There are over 250 licensed reinsurers in Luxembourg. The ownership of Luxembourg reinsurers provides us with a platform to conduct and expand our insurance business in and outside of Luxembourg.
(d) Sales Force	Not applicable – both before and after the acquisition, the Luxembourg reinsurers only insure inter-company risks.
(e) Customer Base	Not applicable – both before and after the acquisition, the Luxembourg reinsurers only insure inter-company risks.
(f) Operating Rights	The Luxembourg reinsurers must be licensed by the Luxembourg regulator and the acquisition requires regulatory approval. Therefore, the operating rights remained the same pre- and post-acquisition.
(g) Trade Name	We applied for, and received approval, to change the name of the Luxembourg reinsurers to reflect our AmTrust brand.

(6)
Other Considerations. The operations of the Luxembourg reinsurers are similar, in many respects, to those of our other U.S., European and Bermuda subsidiaries, which are also businesses. Set forth below are some of the similar processes and protocols in effect for the Luxembourg reinsurers both immediately before and immediately following the acquisition that are similar to characteristics of our U.S., European and Bermuda domiciled subsidiaries:

•	License or certificate of authority issued by a regulator

•	Operate pursuant to a written and approved business plan

•	Managed pursuant to a management agreement

•	Enter into inter-company reinsurance transactions

•	Ability to enter into third party reinsurance agreements

•	Minimum capital requirements to conduct insurance business

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

•	Establish and maintain an investment portfolio subject to regulatory investment guidelines to support statutory reserves

•	Annual statutory filing requirements, financial statement audit requirements and tax returns

•	Governance and supervision by a Board of Directors

•	Maintenance of books and records, bank accounts and investment accounts

For the reasons detailed in (1) through (6) above, we believe the Luxembourg reinsurers demonstrate the characteristics of a business under U.S. GAAP, Luxembourg statutory provisions and SEC guidelines. Accordingly, we have concluded that the acquired Luxembourg reinsurers meet the definition of a business in accordance with the guidance in ASC 805.

Upon acquisition of the Luxembourg reinsurers, we concluded that the legal right to use the equalization reserves in accordance with the tax laws established by Luxembourg regulatory authorities was an intangible asset. The Luxembourg reinsurer is the sole holder of this right, which was included in the determination of the purchase price. The acquired intangible asset met the legal/contractual criterion to be recognized as a separately identifiable intangible asset. The fair value of the intangible asset represented the value of the purchase price in excess of the other assets and liabilities acquired. This contractual use right existed at the acquisition date and it was transferred to us as a result of our purchase of the Luxembourg reinsurers. Therefore, at the acquisition date, we recorded the residual in the acquisition as an intangible asset. As we ceded losses in excess of premium to the reinsurance company and reduced equalization reserves, we reduced the value of the residual in the same manner.

Upon further review, we have determined that the licenses issued by the Commissariat aux Assurances to the reinsurers, which allow the holder to sell specified insurance products, are intangible assets of a legal nature. These licenses are issuable provided the entity satisfies the requisite capital and surplus and other standards applicable to the issuance of a license, and are revocable in the event the entity should in the future fail to satisfy such standards. As such, the license is separable from the accompanying assets and liabilities of the entity to which the license is issued.

As we have determined that these acquisitions meet the definition of a business under ASC 805-10-20, on a prospective basis, in accordance with your comment, will reclass the residual value of the purchase price in excess of the fair value of the license acquired (estimated to be approximately $250,000 per license) to goodwill from an intangible asset and evaluate for impairment. To date, goodwill impairment would correlate directly with the percentage of equalization reserves utilized, and on a going forward basis, we will impair the goodwill during each reporting period for the same amount that would have been amortized for the intangible asset based on the usage of the equalization reserve. Once the equalization reserve is fully utilized, we believe the goodwill should then be fully impaired.

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Ceding Commission Revenue, page F-10

5.
Based on your response to prior comment 6 it appears you will correct the consolidated statements of income so that total ceding commissions previously disclosed as revenue will be netted against acquisition costs and other underwriting expenses. Please explain to us why this correction does not impact deferred policy acquisition costs on your balance sheet. As previously requested, tell us for each period provided in your filing the portion of your ceding commission that relates to the recovery of acquisition costs.

Response:
Our presentation of our consolidated statements of income so that total ceding commissions previously disclosed as revenue will be reclassed and netted against acquisition costs and other expenses does not impact deferred policy acquisition costs on our balance sheet. Deferred policy acquisition costs as presented on our balance sheet are already reduced by the amount of deferred ceding commission. Deferred policy acquisition costs are calculated on a gross basis and then reduced by the amount of deferred ceding commission. We recognize income related to ceding commission in a manner consistent with the recognition of the direct acquisition costs of the underlying insurance policies, generally on a pro rata basis over the terms of the polices reinsured in the subject period. Therefore, the deferred acquisition cost presented on the balance sheet is not impacted by the reclassification of ceding commission income from a revenue item to a reduction of acquisition costs and other underwriting expenses.
As discussed in our 2012 Form 10-K and our response to prior comment 6, ceding commission provides for the reimbursement of both acquisition-related costs and other operating costs associated with the ceded premium. Our consolidated expense ratio (the ratio of the sum of acquisition costs and other underwriting expenses to net premiums earned) over the period from 2010 – 2012 averaged 23.6% of earned premium, of which direct acquisition costs have averaged 15.3% and have ranged from 14.4% to 16.0%. The remaining average balance of 8.3% relates to general and administrative expenses. Direct acquisition costs will vary period to period as we acquire different insurance products through different distribution channels.
Income Taxes, page F-15

6.
You disclose that the use of deferred tax liabilities related to equalization reserves are netted against related amortization expense and recorded as a decrease to other underwriting expense. Please tell us why it is appropriate to net the use of a deferred tax liability against the amortization expense associated with the intangible asset related to your equalization reserves and reference for us the authoritative literature you rely upon to support your position. In your response tell us why the change in a deferred tax liability is not recorded in deferred tax expense or benefit as required by ASC 740-10-30-4 and the amount of deferred income tax benefit, i.e., the change in deferred tax liability, associated

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

with your equalization reserves for each of the periods presented in your financial statements.

Response: As discussed in our response to prior comment 2, a Luxembourg reinsurance company (referred to throughout this response as an “LRC”) is required to establish “equalization reserves” in accordance with Chapter 3, Article 11 of the Modified Law of December 5, 2007. The LRC allocates amounts to an equalization reserve in order to cover exceptional charges resulting from fluctuation in claims, within the limits applicable in Luxembourg relating to reinsurance companies. When the equalization reserves are initially established, the LRC recognizes an expense in both its Luxembourg tax return and its financial statements, which are prepared in accordance with Luxembourg regulations (specifically, the Modified Law of December 8, 1994 related to annual accounts and consolidated accounts of insurance and reinsurance undertakings). If a LRC maintains sufficient annual premiums, it will not be subject to tax in Luxembourg. If the LRC ceases writing business and there are not sufficient losses to offset the required reduction of the equalization reserve, the LRC will ultimately reduce the equalization reserve and recognize income, which could be taxed at the Luxembourg effective rate of approximately 30%.

From a Luxembourg statutory accounting standpoint, there is no temporary difference between the statutory carrying value of the reserves and their Luxembourg tax basis. As such, no deferred taxes are carried on the Luxembourg statutory financials. Additionally, from a U.S. GAAP perspective, no temporary difference exists between the U.S. GAAP and U.S. federal income tax treatment of these equalization reserves because U.S. GAAP does not recognize equalization reserves on the balance sheet. Furthermore, a U.S. taxpayer is not entitled to a deduction on its income tax return for such equalization reserves.

The remaining issue under U.S. GAAP is to account for any temporary differences between the U.S. GAAP and Luxembourg tax treatment of the equalization reserves. ASC 740-10-20 defines a temporary difference as a “difference between the tax basis of an asset or liability…and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.” ASC 740-10-20 recognizes that in some instances, a temporary difference arises that cannot be identified with a particular asset or liability for financial reporting. In those cases, temporary differences should be recognized if they meet two conditions: (1) result from events that have been recognized in the financial statements; and (2) will result in taxable or deductible amounts in future years based on provisions of the tax law.

ASC 740-10-20 further recognizes that some events recognized in financial statements do not have tax consequences. Certain revenues are exempt from taxation and certain expenses are not deductible. Events that do not have tax consequences do not give rise to temporary differences that require the recognition of deferred tax assets or liabilities.

With regard to the Luxembourg equalization reserves, the first condition appears to be met as the event (the acquisition of the equalization reserves) was recognized in the financial statements and a difference exists between the U.S. GAAP financial statement value of those reserves (zero) and their corresponding Luxembourg tax basis (full statutory carrying value). However, our position is that the second condition requiring the recognition of a taxable or deductible amount on a future return will not be met.

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

In instances where intercompany reinsurance agreements result in losses, the equalization reserves are reduced, but no taxable income or loss is generated (the income from equalization reserve reduction is offset by the underwriting loss on the reinsurance contract). We have the ability to maintain or utilize the equalization reserves through ongoing reinsurance agreements so that no taxable income will be generated in Luxembourg. This position is further supported by the approval of the business plan by the Luxembourg regulators, including the approved reinsurance agreements, which require us to operate in a manner that will either maintain or utilize the equalization reserves. In addition, we are restructuring our Luxembourg operations by entering a fiscal unity structure for Luxembourg tax purposes. Our Luxembourg holding company (which owns 100% of the LRC companies) will enter into a common agreement to benefit from the fiscal unity regime present in Luxembourg. The Luxembourg holding company and the LRC’s will benefit as any tax losses accrued by any members of the fiscal unity group will be available to offset any taxable profits to be realized by any other members of the group (including, but not limited to, any income as a result of the reduction in the equalization reserves). This fiscal unity group is equivalent to a U.S. consolidated group for tax purposes. Accordingly, there will be no future taxable event that can give rise to a temporary difference to require the establishment of a deferred tax liability.

While we are reasonably certain that we have the ability to maintain and eventually utilize the full amount of equalization reserves in a manner that does not generate taxable income in Luxembourg, we are aware that some amount of exposure remains until we fully utilize the equalization reserves. Events such as a change in Luxembourg law or a reduction or elimination of the market for Luxembourg reinsurance companies could alter the probability that we will not pay Luxembourg income tax. Since the time of the LRC acquisitions, we do not believe we have met the criteria for derecognition of this statutory liability. Therefore, we believe it is appropriate to carry a statutory liability of 30% of the unutilized equalization reserve balance. This balance will be carried until future events allow for full utilization of the equalization reserves, the LRC is sold to a third party, or the statutory liability is paid.

We recognize that a literal reading of ASC 740 would seem to indicate that a deferred tax liability should be recorded related to the difference between the U.S. GAAP book basis and the Luxembourg tax basis of the equalization reserve liability. While we agree that there is a difference between the book and tax basis of the equalization reserves at acquisition, we have the ability through our intercompany reinsurance arrangements to cause a reduction of this specific liability not through settlement of the liability but rather through conversion of that liability into another liability (loss reserves) for which a book and tax basis difference does not exist. From a mechanical perspective, the reduction of a deferred tax liability would typically be recorded through the deferred tax expense line and would require no subsequent adjustment to reconcile the effective tax rate on the financial statement footnotes. It is our position that the nature in which the equalization reserves are converted to loss reserves through intercompany reinsurance arrangements creates a wholly unique situation whereby the mechanics of the tax provision produce an anomalous and unintended result. It does not seem as if ASC 740 was written to contemplate a transaction of this nature. In fact, the following excerpt from SFAS 109, Basis for Conclusions, paragraph 78 supports our view that the FASB did not contemplate a situation whereby a temporary difference would not result in a taxable amount:

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

“An enterprise might be able to delay the future reversal of taxable temporary differences by delaying the events that give rise to those reversals, for example, by delaying the recovery of related assets or the settlement of related liabilities. A contention that those temporary differences will never result in taxable amounts, however, would contradict the accounting assumption inherent in the statement of financial position that the reported amounts of assets and liabilities will be recovered and settled, respectively; thereby making that statement internally inconsistent. For that reason, the Board concluded that the only question is when, not whether, temporary differences will result in taxable amounts in future years.”

Under the current accounting, the reduction in deferred tax liability is recorded “above the line” by netting the use of the deferred tax liability against related amortization expense and recorded as a decrease to other underwriting expense. For purposes of calculating our total tax expense, this item is treated as a permanent difference (i.e., it is recorded for U.S. GAAP purposes but will not appear on a U.S. or Luxembourg tax return). This accounting provides for a typical tax rate reconciliation whereby we adjust book income at the statutory rate for permanent items to arrive at the actual tax expense on the financial statements.

If, instead, we recorded the reduction of the deferred tax liability in our deferred tax expense, there would be no effect on the net income reported; however, when attempting to reconcile the recorded tax expense to the statutory rate, there would be a disconnect. There are no permanent items that reconcile the statutory expense with the financial statement expense. The only way to reconcile the rates is to treat the deferred tax expense as a permanent item. We have found no authoritative support for treating a temporary item as a permanent item for purposes of reconciling a company’s tax rate, nor can we reference another situation where an adjustment of this nature has or would be made. The result of the alternative accounting is a significantly lower effective tax rate than reflected in our current presentation. For the year ended December 31, 2012, the effect of recording this item in our tax provision would cause us to disclose an effective tax rate of 10.6% as compared to our actual effective tax rate of 21.1%, a change of (10.5)%, or approximately 50%, when in reality there was no change in our effective tax rate. It is our position that this produces an artificially lower effective tax rate that does not fairly present our actual tax expense, and therefore could be materially misleading to investors.

The following table shows a reconciliation of our historical Income Tax Provision in our 2012 10-K compared to an adjusted Income Tax Provision if the reduction of the deferred tax liability was included in our deferred tax expense:

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

	Historical		Adjusted
Income Tax Provision	12/31/12	Reclassification	12/31/12

Current expense (benefit)
Federal	$6,718,000	-	$6,718,000
Foreign	30,034,000	-	30,034,000
Total current tax expense	36,752,000	-	36,752,000
Deferred expense (benefit)
Federal	$9,603,000	-	$9,603,000
Foreign	600,000	$(26,072,000)	(25,472,000)
Total deferred tax expense	10,203,000	(26,072,000)	(15,869,000)
Total income tax expense	$46,955,000	$(26,072,000)	$20,883,000

Income before equity in earnings (loss) of unconsolidated subsidiaries	$222,520,000	$(26,072,000)	$196,448,000

Tax at federal statutory rate of 35%	$77,882,000	$(9,125,000)	$68,757,000
Tax effects resulting from:
Net income of non-includible foreign subsidiaries	(27,643,000)	-	(27,643,000)
Other, net	(3,284,000)	$(16,947,000)	(20,231,000)
	$46,955,000	$(26,072,000)	$20,883,000
Effective tax rate	21.1%		10.6%

It is our belief that the primary reason for this anomaly in the tax provision is that we are able to convert carried equalization reserves (which have a difference in book and tax basis) into loss reserves (which do not have a difference in book and tax basis) through intercompany reinsurance arrangements. The effect of this conversion is that we reduce a deferred tax liability through reclassification rather than through settlement of any tax liability in Luxembourg. Because we can reduce or eliminate a liability without realizing any taxable income in Luxembourg, it is our position that the income generated is a component of the economic benefit we realize. As such, we believe it is more appropriately recorded above the line rather than as realization of a deferred tax liability on the tax expense line.

6. Investments in Life Settlements, page F-31

7.
We acknowledge your response to prior comment 10. Please explain to us how your accounting to record the fair value of life settlement contracts at zero value when you have determined the value to be negative complies with ASC 325-30-35-12. Also, provide us proposed disclosure to be included in future periodic reports similar to the narrative that you provided in your response that explains why the fair value of the life settlement contracts are recorded at zero value, the amount of premiums paid for them each period and their accounting treatment, and why you have chosen to continue to make premium payments rather than allow the policies to lapse.

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

Response:

As described in our 2012 Form 10-K, we account for investments in life settlements in accordance with ASC 325-30, Investments in Insurance Contracts, which states that an investor shall elect to account for its investment in life settlement contracts be using either the investment method or the fair value method. We have elected to account for these policies using the fair value method, as described in ASC 325-30-35-12, which states that “[i]n subsequent periods, the investor shall re-measure the investment in a life settlement contract at fair value in its entirety at each reporting period and shall recognize changes in fair value in earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur.”

Using the fair value method, upon acquisition of the policies, we take the transaction price and assign a value to each policy. Upon acquisition, some policies have zero value. We then re-measure the investment at fair value at each subsequent reporting period. We report changes in fair value in earnings when they occur, and we report premiums paid and proceeds received in the same financial statement line item as the changes in fair value.

Even in circumstances where there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The owner of a life insurance contract assumes no contractual liability to continue funding the policy. A life insurance contract is dependent on premium payments to maintain its existence in the portfolio; otherwise the contract will lapse with no value and no longer exist. If we tried to sell our negative valued policies, we would not pay the buyer to take over title of the policy - we would give them the policy for nothing. For this reason, the fair value of these polices is zero as this is the price that would be received to sell the asset.

We propose to revise our disclosure to be included in future periodic filings under the table describing our investment in life settlements (on page F-33 in the 2012 Form 10-K) as follows (with additions underlined and deletions struck through):

“The Company determined the fair value as of December 31, 2012 based on 173 policies out of 256 policies, as the Company assigned no value to 83 of the policies. The Company determined the fair value as of December 31, 2011 based on 135 policies out of 237 policies, as the Company assigned no value to 102 of the policies. ~~The Company estimated the fair value of a policy using present value calculations. If the estimated fair value calculation is determined to be less than zero, then no value is assigned to that policy.~~ The Company estimates the fair value of a life insurance policy using a cash flow model with an appropriate discount rate. In some cases, the cash flow model calculates the value of an individual policy to be less than zero. In cases were the value is determined to be negative, the Company assigns a fair value of zero to that policy. Additionally, certain of the Company’s acquired polices were structured to have low premium payments at inception of the policy term, which later escalate greatly towards the tail end of the policy term. At the current time, the Company has chosen to continue to make premium payments on these types of policies before the premium amounts escalate. The

Jim B. Rosenberg
Division of Corporation Finance
January 16, 2014

Company expenses all premiums paid, even on policies with zero fair value. Once the premium payments escalate, the Company may allow the policies to lapse. In the event that death benefits are realized in the time frame between initial acquisition and premium escalation, it is a benefit to cash flow.

For these contracts where the Company determined the value to be negative and therefore assigned a value of zero, the table below details the amount of premiums paid, the death benefits received and the fair value of these contracts for the years ended December 31, 2011 and 2012:

(Dollars in thousands)	12/31/11	12/31/12
Number of policies with a negative value from discounted cash flow model	102	83
Premiums paid for the year ended	$4,883	$7,109
Death Benefit Received	$0	$8,000
Fair Value (net of reserves)	$(30,424)	$(17,198)
Fair Value (before reserves)	$21,885	$32,100

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.